Exhibit 99.6

PRESS RELEASE

TotalEnergies Expands Global LNG Bunkering Footprint

Paris, 10 October, 2024 – TotalEnergies has signed a charter contract with Spanish shipowner Ibaizabal for a new Liquefied Natural Gas (LNG) bunker vessel of 18,600m3 capacity. This new vessel will expand the Company’s global presence in bunkering hubs. In particular, this additional vessel might be deployed in Oman, where the Company is developing the Marsa LNG project with the objective to provide LNG to the shipping sector in the Gulf.

The vessel, owned by Ibaizabal, will supply LNG to a wide range of vessels (containerships, tankers, large cruise ships, ferries) at TotalEnergies’ LNG bunkering hubs and meet the highest technical and environmental standards.

Used as a marine fuel, LNG is an immediately available transition fuel that reduces greenhouse gas (GHG) emissions in the shipping sector by around 20%. It also significantly improves air quality by reducing nitrogen oxides (NOx) emissions by up to 85%, and it almost completely eliminates (by 99%) sulfur oxides (SOx) and fine particules. These benefits are particularly impactful when ships are at berth, improving the quality of life for port cities and communities in coastal areas.

This new vessel, currently being constructed by Hudong–Zhonghua Shipbuilding in China, will be delivered by the end of 2026 and will join TotalEnergies’ current fleet of three deployed LNG bunker vessels: the Gas Agility, which has been positioned in the port of Rotterdam, the Gas Vitality, operated in the Port of Marseille and the Brassavola located in the Port of Singapore.

“We are very proud of this agreement with Ibaizabal, which reinforces our position as a main player in LNG bunkering” said Louise Tricoire, TotalEnergies Senior Vice President, Aviation and Marine Fuels. “With new LNG-fuelled vessels coming on stream at a rapid pace, we are committed to playing our part in responding to the sector’s increasing demand for this fuel which can help global shipping meet its decarbonization ambitions.”

Mr Jorge Zickermann, CEO Ibaizabal Group, said, “Ibaizabal is honoured to be chosen to carry out this Project as it falls within our strategy of decarbonizing the maritime industry, together with a leading company in the LNG field, while enhancing the already long-term relationship in shipping with TotalEnergies.”

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LNG’s role in shipping’s energy transition

Used as a marine fuel, LNG helps cut greenhouse gas emissions by around 20% compared to conventional marine fuel and has the potential to reduce emissions significantly more if bio or synthetic LNG is used. As such, marine LNG is a sustainable, affordable and immediately available way of reducing emissions in the shipping sector. TotalEnergies has actively invested in LNG bunkering infrastructure, critical to supporting its shipping customers' adoption of LNG as a marine fuel.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Media Contact

Media Relations: +33 (0)1 47 44 46 99 l l presse@totalenergies.com @TotalEnergiesPR

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).